TRADING SYMBOL: TSX:AGI NYSE:AGI

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Reports Third Quarter 2018 Results

Toronto, Ontario (November 1, 2018) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the third quarter ended September 30, 2018 and reviewed its operating, exploration and development activities.

“We made excellent progress in the third quarter towards both our near and long-term objectives. We met our quarterly production guidance and remain well positioned to achieve full year guidance. We completed the Phase I expansion at Island Gold on schedule and are having ongoing success on the exploration front which has translated into significant Mineral Reserve and Resource growth in the year since we acquired the mine. We’re also advancing on the lower mine expansion at Young-Davidson which will unlock the full potential of the mine and drive significant free cash flow growth,” said John A. McCluskey, President and Chief Executive Officer.

Third Quarter 2018 Highlights

•	Produced 124,000 ounces of gold, consistent with quarterly guidance of 120,000 to 125,000 ounces, and 16% above the third quarter of 2017, reflecting the inclusion of production from Island Gold

•
Gold production for the first nine months of 2018 achieved a record 379,400 ounces, a 23% increase from the same period in 2017. The Company remains well positioned to achieve full-year production guidance of 490,000 to 530,000 ounces

•
Sold 119,401 ounces of gold in the third quarter at an average realized price of $1,229 per ounce, $16 per ounce above the average London PM Fix, for revenues of $146.7 million. Revenues declined relative to the second quarter reflecting lower gold sales and a $78 per ounce decline in the realized gold price

•
Cost of sales of $1,152 per ounce, total cash costs[1] of $817 per ounce and all-in sustaining costs ("AISC")[1] of $1,048 per ounce were higher than full year guidance reflecting lower mining rates at Young-Davidson, higher costs at El Chanate and planned higher sustaining capital at Island Gold

•
Given higher than budgeted costs at Young-Davidson and El Chanate through the first nine months of 2018, the Company is revising its full year consolidated total cash cost guidance from $740 to $810 per ounce and AISC guidance from $950 to $990 per ounce

•	Realized net earnings of $7.2 million, or $0.02 per share

•
Reported an adjusted net loss[1] of $1.9 million or $0.00 per share[1], primarily reflecting adjustments for unrealized foreign exchange gains recorded within both deferred taxes and foreign exchange of $8.7 million

•
Generated cash flow from operating activities of $45.2 million ($41.6 million, or $0.11 per share, before changes in working capital1), a decrease from the second quarter primarily reflecting a lower realized gold price and lower gold sales

•	Ended the quarter with no debt and cash and cash equivalents of $224.8 million

•	Announced a significant increase in Mineral Reserves and Resources at Island Gold as of June 30, 2018

•	Successfully commissioned the Phase I expansion at Island Gold on schedule, increasing mill capacity to 1,100 tonnes per day

•	Paid a semi-annual dividend of $0.01 per common share, or $3.9 million, to shareholders on October 30, 2018, representing the Company's 18th consecutive semi-annual dividend

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

1 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Highlight Summary

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Financial Results (in millions)
Operating revenues	$146.7	$128.8	$488.7	$381.1
Cost of sales (1)	$137.6	$100.6	$432.3	$320.2
Earnings from operations	$0.6	$20.9	$28.7	$38.9
Net earnings (loss)	$7.2	$28.8	($1.1)	$31.3
Adjusted net (loss) earnings (2)	($1.9)	$13.7	$15.3	$18.4
Cash provided by operations before working capital and cash taxes(2)	$41.6	$51.3	$158.9	$130.6
Cash provided by operating activities	$45.2	$43.4	$166.5	$114.9
Capital expenditures (sustaining) (2)	$19.6	$10.8	$42.4	$31.2
Capital expenditures (growth) (2)	$30.5	$26.2	$102.8	$86.2
Capital expenditures (capitalized exploration) (3)	$5.0	$1.2	$14.8	$5.9
Operating Results
Gold production (ounces) (4)	124,000	107,000	379,400	309,100
Gold sales (ounces)	119,401	100,551	378,718	303,329
Per Ounce Data
Average realized gold price	$1,229	$1,281	$1,290	$1,256
Average spot gold price (London PM Fix)	$1,213	$1,278	$1,282	$1,251
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,152	$1,000	$1,141	$1,056
Total cash costs per ounce of gold sold (2)	$817	$720	$813	$777
All-in sustaining costs per ounce of gold sold (2)	$1,048	$884	$992	$946
Share Data
Earnings per share, basic	$0.02	$0.10	$0.00	$0.11
Adjusted earnings per share, basic (2)	$0.00	$0.05	$0.04	$0.06
Weighted average common shares outstanding (basic) (000’s)	389,854	300,448	389,572	294,853
Financial Position (in millions)
Cash and cash equivalents (5)			$224.8	$200.8

(1)	Cost of sales includes mining and processing costs, royalties, and amortization expense.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	Includes capitalized exploration at Mulatos and Island Gold.

(4)
Gold production from Island Gold has been included in this table for the period subsequent to November 23, 2017 only. Gold production from Island Gold for the three and nine months ended September 30, 2017 was 26,659 and 76,541 ounces respectively.

(5)	Comparative Cash and cash equivalents balance as at December 31, 2017.

2 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017(1)	2018	2017(1)
Gold production (ounces)
Young-Davidson	49,000	55,800	129,100	143,500
Mulatos	43,300	36,300	139,900	117,300
Island Gold (1)	22,000	—	76,800	—
El Chanate	9,700	14,900	33,600	48,300
Gold sales (ounces)
Young-Davidson	46,853	55,267	133,649	145,462
Mulatos	42,300	30,330	136,285	109,270
Island Gold (1)	20,561	—	75,321	—
El Chanate	9,687	14,954	33,463	48,597
Cost of sales (in millions)(2)
Young-Davidson	$59.8	$53.4	$173.5	$155.3
Mulatos	$41.9	$29.0	$134.7	$105.3
Island Gold (1)	$22.3	—	$77.8	—
El Chanate	$13.6	$18.2	$46.3	$59.6
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,276	$966	$1,298	$1,068
Mulatos	$991	$956	$988	$964
Island Gold (1)	$1,085	—	$1,033	—
El Chanate	$1,404	$1,217	$1,384	$1,226
Total cash costs per ounce of gold sold (3)
Young-Davidson	$824	$572	$845	$647
Mulatos	$771	$785	$784	$782
Island Gold (1)	$671	—	$597	—
El Chanate	$1,301	$1,137	$1,285	$1,156
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)
Young-Davidson	$1,029	$744	$1,034	$824
Mulatos	$846	$864	$847	$852
Island Gold (1)	$1,051	—	$759	—
El Chanate	$1,332	$1,164	$1,312	$1,187
Capital expenditures (sustaining, growth and capitalized exploration) (in millions)(3)
Young-Davidson	$22.1	$22.0	$63.5	$63.3
Mulatos(5)	$6.8	$8.9	$23.5	$34.9
Island Gold (1),(6)	$17.8	—	$49.3	—
El Chanate	$0.2	$0.3	$0.5	$1.2
Other	$8.2	$7.0	$23.2	$23.9

(1)
Operating and financial results from Island Gold are included in Alamos’ consolidated financial statements for the period subsequent to November 23, 2017. Gold production from Island Gold for the three and nine months ended September 30, 2017 was 26,659 and 76,541 ounces, respectively.

(2)	Cost of sales includes mining and processing costs, royalties and amortization.

(3)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(4)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(5)
Includes capitalized exploration at Mulatos of $0.3 million and $2.3 million for the three and nine months ended September 30, 2018 ($1.2 million and $5.9 million for the three and nine months ended September 30, 2017).

(6)	Includes capitalized exploration at Island Gold of $4.7 million and $12.5 million for the three and nine months ended September 30, 2018.

3 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Outlook and Strategy

	2018 Guidance						Total
	Young-Davidson	Mulatos	Island Gold	El Chanate	Turkey (5)	Other (2)	Original	Current
Gold production (000’s ounces)
Current Guidance	180-190	170-180	100-110	40-50	—	—		490-530
Original Guidance	200-210	150-160	90-100	40-50	—	—	480-520
Cost of sales, including amortization (in millions)(4),(6)	$208	$175	$108	$58	—	—	$536	$549
Cost of sales, including amortization ($ per ounce)(4),(6)	$1,125	$1,000	$1,025	$1,285	—	—	$1,075	$1,145
Total cash costs ($ per ounce)(1),(6)	$675	$800	$575	$1,200	—	—	$740	$810
All-in sustaining costs ($ per ounce)(1),(6)					—	—	$950	$990
Mine-site all-in sustaining costs ($ per ounce)(1),(3),(6)	$850	$900	$825	$1,200	—	—	—	—
Amortization costs ($ per ounce)(1)	$450	$200	$450	$85	—	—	$335	$335
Capital expenditures (in millions)
Sustaining capital(1)	35-40	8-10	25-27	—	—	—	68-77	68-77
Growth capital(1)	35-40	18-20	25-28	—	$25	$46 (2)	224-234	149-159
Total capital expenditures(1)	70-80	26-30	50-55	—	$25	$46	$292-$311	$217-$236

(1)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and associated MD&A for a description of these measures.

(2)	Includes capitalized exploration at all operating sites and development projects.

(3)
For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.

(4)	Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of guidance.

(5)	Capital guidance at Kirazlı has been reduced to $25 million from the original budget of $100 million.

(6)
Company-wide cost of sales, total cash costs, and all-in sustaining costs guidance have been updated from original guidance. The Company has not revised guidance for cost of sales, total cash costs, and mine-site all-in sustaining costs at individual mine sites.

The Company continues to deliver on its strategic objectives of increasing cash flow from operations while advancing its portfolio of low-cost development projects. Gold production in the third quarter of 124,000 ounces was at the top end of the Company’s forecast of between 120,000 and 125,000 ounces, and represented a 16% increase relative to the third quarter of 2017, reflecting the inclusion of production from Island Gold. With record production of 379,400 ounces through the first nine months of 2018, the Company is well positioned to achieve full year production guidance of 490,000 to 530,000 ounces, which was increased earlier in the year.

Gold production in the fourth quarter is expected to increase slightly relative to the third quarter at lower total cash costs and AISC, bringing full-year production above 500,000 ounces. The reduction in costs is expected to be driven by higher grades and throughput at both Young-Davidson and Island Gold.

Total cash costs of $817 per ounce and AISC of $1,048 per ounce were higher than budget in the third quarter, driven primarily by higher costs at Young-Davidson and El Chanate, as well as planned higher sustaining capital at Island Gold. As a result of higher than budgeted costs at Young-Davidson and El Chanate through the first three quarters, the Company has increased 2018 total cash cost guidance from $740 to $810 per ounce, and AISC guidance from $950 to $990 per ounce. The Company expects lower costs in 2019.

Young-Davidson produced 49,000 ounces in the third quarter, a 25% increase from the second quarter. The operation is on track to achieve revised guidance of between 180,000 and 190,000 ounces for the year.

The near-term focus at Young-Davidson remains on maximizing efficiency from the upper mine infrastructure, while completing development and construction of the lower mine. The upper mine infrastructure was designed for 6,000 tpd and has been operated at up to 7,200 tpd in the fourth quarter of 2017, but has averaged 6,500 tpd over the past two years. The lower mine infrastructure, which will be used over the long term, is designed for 8,000 tpd. Construction of the lower mine and tie-in to the upper mine is scheduled to be completed in the first half of 2020.

4 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Young-Davidson is expected to be operating from the lower mine in the second half of 2020, after which higher underground mining rates will drive production higher and operating costs lower. Combined with a significant reduction in capital, this will result in substantial free cash flow growth. Until such time, gold production, operating costs and capital spending are expected to remain at levels consistent with the past two years. Young-Davidson has generated $48 million of positive free cash flow over the past two years and will continue to fund the lower mine construction from operating cash flow.

Island Gold produced 22,000 ounces in the third quarter, consistent with budget. With year-to-date production of 76,800 ounces, the operation is well positioned to meet its 2018 production guidance of between 100,000 and 110,000 ounces, an 11% increase from original guidance (based on the mid-point).

The Phase I expansion of the Island Gold mill to 1,100 tpd was completed on schedule in September. The mill was successfully commissioned with throughput increasing to average approximately 1,100 tpd in September and October. Higher milling rates and grades are expected to drive stronger production and lower costs in 2019 and beyond. The Company expects a 30% increase in gold production and significant free cash flow growth at Island Gold in 2019.

Exploration results at Island Gold continue to exceed expectations with a significant increase in Mineral Reserves and Resources announced in the third quarter of 2018. Since the acquisition of Island Gold in November 2017, Mineral Reserves have increased 365,000 ounces, before mining depletion, with Mineral Reserve grades also increasing 17% to 10.69 g/t Au as the deposit continues to grow in size and quality. Measured and Indicated Mineral Resources have also increased 130,000 ounces while Inferred Mineral Resources have increased 184,000 ounces. Ongoing exploration success will be incorporated into an evaluation of the most effective and economic approach to a further expansion of the operation beyond 1,100 tpd.

Total production from the Mulatos district (including La Yaqui Phase I) was 43,300 ounces in the third quarter, exceeding budget for the third consecutive quarter. Production decreased from the second quarter of 2018 as expected, with underground mining at San Carlos coming to an end. With year-to-date production of 139,900 ounces, Mulatos is well positioned to meet its increased 2018 production guidance of between 170,000 and 180,000 ounces, representing a 13% increase from the mid-point of original guidance. The Company expects 2019 production to return to the previously guided range of 150,000 to 160,000 ounces per year.

El Chanate produced 9,700 ounces in the third quarter, and remains on track to meet production guidance of 40,000 to 50,000 ounces for the full year. This is down from 2017 reflecting lower mining rates with mining activities having ceased on October 30, 2018. Given the long leach cycle at El Chanate, the Company expects to benefit from ongoing gold production beyond 2018 through residual leaching.

The Company expects combined annual gold production of approximately 500,000 ounces in 2019 and 2020 with low cost production growth from Island Gold replacing higher cost production from El Chanate. Consolidated all-in sustaining costs are expected to decrease in 2019 reflecting the completion of the Phase I expansion at Island Gold and the end of the 5% royalty at Mulatos, with a further decline expected following the completion of the lower mine tie-in at Young-Davidson in 2020.

On July 25, 2018, the Company was granted the GSM (Business Opening and Operation) permit required for the construction of its Kirazlı project. To date, construction has been focused on the infrastructure projects required to support the mine development. The Company now estimates spending $25 million in 2018. This is down from the previous estimate as the Company delayed finalization of the mining services and earthworks contract pending clarity on recent amendments to a decree in Turkey requiring that certain contracts be denominated in Turkish Lira. The Company has now assessed the applicability of these changes and believes this decree is applicable to our mining services and earthworks contract. This contract is now being finalized, with construction activities expected to ramp up through the end of this year. The remainder of the $152 million initial capital budget for Kirazlı is expected to be spent in 2019 and 2020, with first production expected in the second half of 2020.

In addition to capital spending in Turkey, the Company has invested $5.2 million in development expenditures at Cerro Pelon, La Yaqui Grande and Lynn Lake thus far in 2018. Exploration spending of $27.0 million to date has been focused primarily at Island Gold.

With over $625 million of cash and available liquidity, no debt, and growing cash flow from its operations, the Company is well positioned to fund its growth.

5 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Young-Davidson Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Gold production (ounces)	49,000	55,800	129,100	143,500
Gold sales (ounces)	46,853	55,267	133,649	145,462
Financial Review (in millions)
Operating Revenues	$57.3	$70.8	$171.9	$182.9
Cost of sales (1)	$59.8	$53.4	$173.5	$155.3
(Loss) earnings from operations	($2.5)	$17.4	($1.6)	$27.6
Cash provided by operating activities	$24.0	$35.3	$73.9	$81.1
Capital expenditures (sustaining) (2)	$9.5	$9.4	$25.0	$25.4
Capital expenditures (growth) (2)	$12.6	$12.6	$38.5	$37.9
Mine-site free cash flow (2)	$1.9	$13.3	$10.4	$17.8
Cost of sales, including amortization per ounce of gold sold (1)	$1,276	$966	$1,298	$1,068
Total cash costs per ounce of gold sold (2)	$824	$572	$845	$647
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,029	$744	$1,034	$824
Underground Operations
Tonnes of ore mined	552,500	602,072	1,691,443	1,758,442
Tonnes of ore mined per day ("tpd")	6,005	6,544	6,196	6,441
Average grade of gold (4)	2.59	2.89	2.44	2.69
Metres developed	2,811	3,344	9,034	10,011
Mill Operations
Tonnes of ore processed	670,912	694,900	1,938,395	2,018,994
Tonnes of ore processed per day	7,293	7,553	7,100	7,396
Average grade of gold (4)	2.43	2.65	2.28	2.43
Contained ounces milled	52,517	59,230	140,509	157,623
Average recovery rate	93%	93%	92%	91%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
Young-Davidson produced 49,000 ounces of gold in the third quarter of 2018, lower than the comparative quarter of 2017; however, a 25% improvement from the second quarter of 2018 driven by higher milling rates and underground grades mined. This improvement has continued into October with production of 18,000 ounces for the month driven by higher grades and underground mining rates.
Underground mining rates of 6,005 tpd were below budgeted levels in the third quarter. During the second quarter mill shutdown, underground ore was stockpiled, which was subsequently processed, and supplemented ore mined in the quarter. During July, mining rates were impacted by forest fires in proximity to the mine which impacted air quality and resulted in cancelled shifts and three days of downtime. In addition, power outages due to extreme weather caused another two days of downtime to both the mine and mill. This downtime impacted mining rates by approximately 400 tpd over the quarter. Mining rates improved in the latter part of the quarter and in October to average 6,500 tpd. Underground mining rates are expected to increase substantially following the completion of the lower mine tie-in in 2020.
Underground grades mined of 2.59 g/t Au for the third quarter increased 10% from the second quarter of 2018. The Company expects a further improvement in grades mined in the fourth quarter.
During the third quarter, 670,912 tonnes, or 7,293 tpd, were processed through the mill with grades averaging 2.43 g/t Au, representing a 12% increase from the second quarter of 2018. Mill throughput was below budgeted levels, primarily due to the mill shutdown in the early part of the quarter.
Mill recoveries of 93% were in line with expectations and the prior year period.
The Company remains on track to meet the updated production guidance at Young-Davidson of between 180,000 and 190,000 ounces, with the fourth quarter expected to be the strongest of the year.

6 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Financial Review
For the third quarter ended September 30, 2018, revenues of $57.3 million were $13.5 million lower than the comparative quarter, due to lower ounces sold and a lower realized gold price. Year-to-date 2018 revenues of $171.9 million were $11.0 million lower than the prior year with lower ounces sold partially offset by a higher realized gold price.
Cost of sales, which reflects mining and processing costs, royalties, and amortization expense of $59.8 million were higher than the comparative quarter of 2017 reflecting higher mining and processing costs. Year-to-date cost of sales were $173.5 million, an increase of $18.2 million due to higher mining and processing costs and amortization charges.
Total cash costs in the third quarter were $824 per ounce, a 44% increase from the third quarter of 2017 due to lower grades processed and a higher mining cost per tonne. Mining costs of CAD $54 per tonne in the quarter were above budget, reflecting the impact of lower throughput on fixed costs, as well as higher diesel and maintenance costs. Total cash costs of $845 per ounce for the nine-month period were 31% higher than the prior year period.
Mine-site AISC were $1,029 per ounce in the third quarter, 38% higher than the prior year quarter reflecting higher total cash costs and higher sustaining capital. Mine-site AISC for the nine-month period were $1,034 or 25% higher than the prior year period. Mine-site AISC have been above guidance throughout 2018 as a result of higher per-unit mining and milling costs, as well as the impact of higher sustaining capital on lower ounce production.
Capital expenditures were $22.1 million in the third quarter, including $9.5 million for sustaining capital and $12.6 million for growth capital, consistent with the same quarter of 2017. Major capital spending during the quarter included lateral development in the upper and lower mines, as well as expenditures on the water treatment plant. Capital expenditures of $63.5 million for the nine-month period were consistent with the prior year period and guidance.
Young-Davidson generated mine-site free cash flow of $1.9 million in the third quarter, lower than the prior year quarter, primarily due to lower gold sales and gross margins. Year-to-date free cash flow of $10.4 million was lower due to gold sales and higher costs.

7 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Island Gold Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017 (1)	2018	2017 (1)
Gold production (ounces) (1)	22,000	—	76,800	—
Gold sales (ounces) (1)	20,561	—	75,321	—
Financial Review (in millions)
Operating Revenues	$25.3	$—	$97.6	$—
Cost of sales (2)	$22.3	$—	$77.8	$—
Earnings from operations	$2.7	$—	$19.4	$—
Cash provided by operating activities	$13.9	$—	$59.6	$—
Capital expenditures (sustaining) (3)	$7.8	$—	$12.2	$—
Capital expenditures (growth) (3)	$5.3	$—	$24.6	$—
Capital expenditures (capitalized exploration) (3)	$4.7	$—	$12.5	$—
Mine-site free cash flow (3)	($3.9)	$—	$10.3	$—
Cost of sales, including amortization per ounce of gold sold (2)	$1,085	$—	$1,033	$—
Total cash costs per ounce of gold sold (3)	$671	$—	$597	$—
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)	$1,051	$—	$759	$—
Underground Operations
Tonnes of ore mined	74,892	84,405	241,644	280,555
Tonnes of ore mined per day ("tpd")	814	917	885	1,028
Average grade of gold (5)	8.96	9.16	9.12	9.41
Metres developed	1,591	1,383	4,917	5,239
Mill Operations
Tonnes of ore processed	93,454	85,101	264,335	254,044
Tonnes of ore processed per day	1,016	925	968	931
Average grade of gold (5)	8.22	10.04	9.27	9.65
Contained ounces milled	24,708	27,470	78,793	78,818
Average recovery rate	96%	97%	97%	97%

(1)
Financial results from Island Gold are included in Alamos’ consolidated financial statements for the period subsequent to November 23, 2017. Gold production from Island Gold for the three and nine-months ended September 30, 2017 was 26,659 and 76,541 ounces.

(2)	Cost of sales includes mining and processing costs, royalties and amortization.

(3)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(4)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(5)	Grams per tonne of gold ("g/t Au").

Island Gold produced 22,000 ounces in the third quarter bringing year-to-date production to 76,800 ounces, well ahead of budget. The Company remains well positioned to achieve 2018 production guidance of 100,000 to 110,000 ounces which was increased earlier in the year from original guidance of 90,000 to 100,000 ounces.
Underground mining rates in the third quarter of 74,892 tonnes or 814 tpd were impacted by low contractor production drilling performance, as well as a scheduled one-week shutdown of the ramp. Underground mining rates improved later in the quarter, averaging approximately 1,100 tpd in September as well as October and are expected to remain at similar levels going forward, to match the expanded mill capacity. Underground grades mined of 8.96 g/t Au were higher than the second quarter and slightly above budget.
Mill throughput for the third quarter was 93,454 tonnes, or 1,016 tpd, an increase from 976 tpd in the second quarter and 925 tpd in the prior year quarter. The Phase I expansion was completed and commissioned during the month of September, with October mill throughput averaging over 1,100 tpd. Milled grades averaged 8.22 g/t Au, 18% lower than the prior year quarter, but consistent with the budget.
Financial Review
With the Company acquiring Island Gold on November 23, 2017, financial information prior to the acquisition date has not been included in the comparative table above.
Island Gold generated revenues of $25.3 million in the third quarter, lower than the first two quarters of 2018, resulting from lower ounces sold during the quarter. Revenues for the nine-month period were $97.6 million.

8 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Cost of sales in the third quarter and nine-month period were $22.3 million and $77.8 million, respectively. Cost of sales includes ongoing amortization charges related to the purchase price of the asset, which increases amortization to approximately $450 per ounce based on current Mineral Reserves and Resources.
Total cash costs of $671 per ounce were higher than the prior quarter, reflecting lower tonnes mined and lower grades. On a year-to-date basis, total cash costs of $597 per ounce are in-line with annual guidance of $575 per ounce. Total cash costs are expected to decrease in the fourth quarter reflecting higher milled grades and mining rates.
Mine-site AISC of $1,051 per ounce were also higher than annual guidance of $825 primarily reflecting lower ounces sold during the quarter, and the timing of sustaining capital, as spending was well below budget for the first half of the year. Full year mine-site AISC of $759 per ounce remains below full year guidance.
Capital expenditures totaled $17.8 million in the third quarter, with spending focused primarily on lateral development, mining equipment, completion of the mill expansion, as well as capitalized exploration. Total capital expenditures in the third quarter included $7.8 million of sustaining capital and $10.0 million of growth capital (inclusive of capitalized exploration). Year-to-date capital expenditures totaled $49.3 million, including capitalized exploration, and are expected to be in line with guidance for the full year.
Mine-site free cash flow was negative $3.9 million during the third quarter due to timing of capital spending. On a year-to-date basis, Island Gold has generated mine-site free cash flow of $10.3 million driven by stronger than budgeted production and operating margins.

9 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Gold production (ounces)	43,300	36,300	139,900	117,300
Gold sales (ounces)	42,300	30,330	136,285	109,270
Financial Review (in millions)
Operating Revenues	$51.5	$38.9	$175.2	$137.4
Cost of sales (1)	$41.9	$29.0	$134.7	$105.3
Earnings from operations	$8.0	$7.6	$33.9	$27.2
Cash provided by operating activities	$16.1	$13.1	$56.3	$42.0
Capital expenditures (sustaining) (2)	$2.1	$1.1	$4.7	$4.6
Capital expenditures (growth) (2)	$4.4	$4.9	$16.5	$11.9
Capital expenditures (capitalized exploration) (2)	$0.3	$1.2	$2.3	$5.9
La Yaqui Phase I construction cost (2)	$—	$1.7	$—	$12.5
Mine-site free cash flow, excluding La Yaqui construction costs (2)	$9.3	$5.9	$32.8	$19.6
Cost of sales, including amortization per ounce of gold sold (1)	$991	$956	$988	$964
Total cash costs per ounce of gold sold (2)	$771	$785	$784	$782
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$846	$864	$847	$852
Open Pit & Underground Operations
Tonnes of ore mined - open pit (4)	1,904,534	2,340,817	6,360,911	5,910,627
Total waste mined - open pit	1,108,953	1,461,098	4,958,609	4,723,985
Total tonnes mined - open pit	3,490,021	4,217,795	13,000,643	11,050,492
Waste-to-ore ratio (operating)	0.58	0.62	0.78	0.80
Tonnes of ore mined - underground	9,280	19,694	45,258	77,463
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,465,876	1,748,328	5,018,456	5,050,642
Average grade of gold processed (5)	0.96	0.96	0.89	0.92
Contained ounces stacked	45,043	53,690	143,310	149,980
Mill Operations
Tonnes of high grade ore milled	29,806	30,769	91,680	101,879
Average grade of gold processed (5)	6.07	10.05	6.70	9.81
Contained ounces milled	5,815	9,938	19,744	32,140
Total contained ounces stacked and milled	50,858	63,628	163,054	182,120
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	85%	57%	86%	64%
Ore crushed per day (tonnes) - combined	16,300	19,300	18,700	18,900

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes ore stockpiled during the quarter.

(5)	Grams per tonne of gold ("g/t Au").
Mulatos produced 43,300 ounces in the third quarter, another stronger than expected performance driven by higher heap leach recoveries as well as continued mill production from the underground San Carlos mine.
With year-to-date production of 139,900 ounces, the Mulatos mine is on track to meet its increased production guidance of 170,000 to 180,000 ounces (original guidance was 150,000 to 160,000 ounces).
Total crusher throughput averaged 16,300 tpd for a total of 1,465,876 tonnes stacked in the third quarter at a grade of 0.96 g/t Au. This was lower than annual guidance and the prior year period due to temporary contractor personnel availability issues which limited mining rates. These issues were resolved in September. The waste-to-ore ratio of 0.58:1 was lower than the prior year quarter and guidance.
In the third quarter, 29,806 tonnes of ore from the San Carlos underground mine were milled at an average grade of 6.07 g/t Au. As guided in the second quarter, mining activities at San Carlos ceased during the third quarter, with the mine operating approximately six months longer than expected at the beginning of the year. With no further production

10 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

from the high grade mill, the Company expects fourth quarter production to be down from the third quarter. The Company expects 2019 production to return to the previously guided range of 150,000 to 160,000 ounces per year.
The recovery ratio of ounces produced to contained ounces stacked and milled was 85% in the quarter compared to 57% in the prior year period and guidance of 75%. The higher recoveries are mainly the result of lower stacking rates in the quarter and stronger than budgeted recoveries at La Yaqui Phase I.
Financial Review
For the three months ended September 30, 2018, revenues of $51.5 million were 32% higher than the prior year quarter, driven by a 39% increase in ounces sold, partially offset by lower realized gold prices. Revenues for the nine-month period were $175.2 million, 28% higher than the prior year period due to higher ounces sold and higher realized gold prices.
Cost of sales of $41.9 million and $134.7 million for the three and nine-month periods, respectively, were higher than the prior year periods reflecting higher total tonnes moved and increased amortization related to mining at La Yaqui Phase I.
Total cash costs of $771 per ounce in the third quarter were slightly lower than $785 per ounce in the prior year quarter, resulting from a lower strip ratio. Total cash costs for the nine-month period of $784 per ounce were consistent with the $782 per ounce reported in the prior year period.
Mine-site AISC in the quarter of $846 per ounce were lower than the $864 per ounce reported in the prior year quarter, as lower cash costs were partially offset by higher sustaining capital during the quarter. Mine-site AISC for the nine-month period of $847 per ounce were consistent with the prior year period and have remained below guidance of $900 per ounce throughout the year.
Mulatos generated mine-site free cash flow of $9.3 million for the quarter and has generated $32.8 million year-to-date, both well ahead of budget, driven by stronger than expected production, higher gold prices and lower costs. Mulatos has generated strong cash flow in 2018, part of which has been invested in advancing the La Yaqui Grande and Cerro Pelon deposits through permitting, as well as funding ongoing exploration activities.

11 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

El Chanate Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Gold production (ounces)	9,700	14,900	33,600	48,300
Gold sales (ounces)	9,687	14,954	33,463	48,597
Financial Review (in millions)
Operating Revenues	$12.6	$19.1	$44.0	$60.8
Cost of sales (1)	$13.6	$18.2	$46.3	$59.6
(Loss) earnings from operations	($1.0)	$0.9	($2.3)	$1.2
Cash (used by) provided by operating activities	($2.6)	$2.0	($1.8)	$4.2
Capital expenditures	$0.2	$0.3	$0.5	$1.2
Mine-site free cash flow (2)	($2.8)	$1.7	($2.3)	$3.0
Cost of sales, including amortization per ounce of gold sold (1)	$1,404	$1,217	$1,384	$1,226
Total cash costs per ounce of gold sold (2)	$1,301	$1,137	$1,285	$1,156
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,332	$1,164	$1,312	$1,187
Open Pit Operations
Tonnes of ore mined	1,316,936	1,625,109	2,569,013	3,579,459
Total tonnes mined	2,893,428	5,191,704	8,157,062	18,490,606
Waste-to-ore ratio (operating)	1.20	2.19	2.18	4.17
Average grade of gold (4)	0.52	0.48	0.55	0.47
Crushing and Heap Leach Operations
Total tonnes of ore stacked	1,233,200	1,537,874	2,493,120	3,548,207
Average grade of gold (4)	0.52	0.48	0.55	0.50
Total contained ounces stacked	20,617	23,733	44,086	57,039
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	13,400	16,700	9,100	13,000

(1)	Cost of sales includes mining and processing costs, royalties and amortization

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
El Chanate produced 9,700 ounces of gold in the third quarter of 2018, down from 14,900 ounces in the prior year quarter, reflecting lower stacking rates as mining activities wind down. The Company ceased mining on October 30, 2018, with residual leaching continuing through 2019.
Financial Review
Third quarter revenues of $12.6 million were lower than the prior year quarter due to fewer ounces sold as the mining activities wind down. Revenues for the nine-month period were $44.0 million compared to $60.8 million in the prior year period.
Total cash costs per ounce of $1,301 for the third quarter and $1,285 for the nine-month period were higher than the respective prior year periods, reflecting lower ounces stacked in the period and higher processing costs. Mine-site AISC per ounce were $1,332 for the quarter and $1,312 for the nine-month period, higher than the respective prior year periods.
Mine-site free cash flow was negative $2.8 million in the quarter and negative $2.3 million year-to-date. El Chanate is expected to realize higher cash flows from residual leaching starting in the fourth quarter of 2018. Given El Chanate's higher cost structure, the Company has hedged El Chanate's fourth quarter 2018 gold production through gold collar contracts, ensuring a minimum gold price of $1,290 and participation up to a price of $1,479 per ounce.

12 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Third Quarter 2018 Development Activities
Kirazlı (Çanakkale, Turkey)
On July 25, 2018, the Company received the GSM (Business Opening and Operation) permit, and now has all the major permits required for the start of construction of Kirazlı.
The initial capital estimate for Kirazlı is $152 million of which approximately $25 million is expected to be invested in 2018. This has declined from recent estimates reflecting delays in finalizing the mining services and earthworks contract. In September 2018, the Turkish government issued amendments to Decree 32 that required certain service contracts be denominated in Turkish Lira. The Company has now assessed the applicability of these changes and believes this decree is applicable to our mining services and earthworks contract. This contract is now being finalized, with construction activities expected to ramp up through the end of this year. The remaining initial capital will be spent in 2019 and first half of 2020. The Company expects initial production from Kirazlı in the second half of 2020.
Development activities during the third quarter were focused on the power line construction, road relocation and construction of the water reservoir. The road construction was completed during the quarter, with the water reservoir construction expected to be completed in early 2019. For the three and nine months ended September 30, 2018, development expenditures at Kirazlı were $4.8 million and $14.7 million, respectively.
As outlined in the 2017 Feasibility Study, Kirazlı has a 44% after-tax internal rate of return and is expected to produce over 100,000 ounces of gold during its first full year of production at mine-site all-in sustaining costs of less than $400 per ounce. The Company expects to benefit from the devaluation of the Turkish Lira on costs, given the Feasibility Study was completed at a TL:USD exchange rate of 2.9:1 compared to the current TL:USD exchange rate of 5.5:1.
Mulatos District (Sonora, Mexico)
La Yaqui Grande and Cerro Pelon
The environmental impact assessment (“MIA”) for Cerro Pelon was submitted during the second quarter with approval expected by the end of the year. The Cerro Pelon deposit is located approximately three kilometres from the existing Mulatos operation. Given its proximity to Mulatos’ infrastructure, ore from the Cerro Pelon open pit will be trucked to the existing heap leach circuit for crushing and processing. Following receipt of the permits, construction and pre-stripping activities are expected to take approximately 18 months with initial production expected in 2020. Recently completed work includes the design of the waste rock dump, haulage road and crushing circuit which will be located at the Mulatos mine.

La Yaqui Grande’s capital budget for 2018 is focused on permitting and project engineering. The MIA is expected to be completed and submitted by the end of 2018 with construction and pre-stripping activities commencing in the latter part of 2019 and production in 2021. Similar to La Yaqui Phase I, La Yaqui Grande will be developed as a standalone, open pit, heap leach operation.

The Company has invested $1.5 million on permitting and engineering activities at these projects in the third quarter, and $3.4 million year-to-date.
Lynn Lake (Manitoba, Canada)
The Company released a positive Feasibility Study on the Lynn Lake project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life (170,000 ounces over its first six years) at average mine-site all-in sustaining costs of $745 per ounce.
The 2018 capital budget comprises spending for both development activities and exploration. Development spending has been focused on value engineering initiatives and baseline work in support of the Environmental Impact Study (“EIS”) for the project that will be submitted to satisfy federal and provincial environmental assessment requirements. The permitting process is expected to take approximately two years followed by two years of construction.
During the third quarter, the Company continued the review of value engineering initiatives to enhance the project’s economics, including modifications to the overall site layout, structures and foundations for the process plant, and review of camp location. Development spending in the third quarter of $0.7 million related to project optimization activities, and $1.8 million year-to-date.

13 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Third Quarter 2018 Exploration Activities

Island Gold (Ontario, Canada)
The 2018 exploration program is targeting three main areas along the two kilometre Island Main Zone. The focus is on expanding the down-plunge and lateral extensions of the deposit with the objective of adding new near-mine Mineral Resources.
Drill holes in the Main and Western Extension areas are testing high-grade, east-plunging shoots below existing Mineral Reserves and Resources. Drill holes in the Eastern Extension are exploring for additional plunging shoots along strike beyond existing Mineral Reserves and Resources.
In May 2018 the exploration budget was increased 20% to $18 million. This includes 45,000 metres ("m") of surface directional exploration drilling, up from 33,000 m. The 2018 program also includes 30,000 m of underground exploration drilling, 35,000 m of underground delineation drilling, and 15,000 m of regional exploration drilling.
The underground delineation drilling program is focused on converting Inferred Mineral Resources into Indicated Mineral Resources. This drilling is being conducted primarily from the 620 and 840 levels.
Surface exploration drilling
Surface exploration drilling totaled 17,512 m during the third quarter of 2018, with 16 holes completed as part of the directional drilling campaign which totaled 14,831 m. The directional drilling targeted areas peripheral to the Inferred Mineral Resource blocks below the 1,000 m level, with drill hole spacing ranging from 75 m to 100 m. The area being targeted by the surface directional drill program extends approximately 2,000 m in strike length between the 1,000 m and 1,500 m elevation below surface.
The surface directional drilling programs will continue in 2018 with a focus on defining new Inferred Mineral Resources.
A 12,000 m regional exploration drill program commenced in September to drill test targets along the Goudreau Deformation Zone to the west of the main Island Gold Mine deposit. Drilling is also planned to test a previous high-grade intercept of 9.71 g/t Au (cut) over 5.95 m below the Kremzar gold deposit. At the end of the quarter, 2,681 m were drilled as part of this program.
Underground exploration drilling
During the third quarter of 2018, a total of 6,476 m of underground exploration diamond drilling was completed in 24 holes from the 620 and 840 levels. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks.
Total capitalized exploration expenditures at Island Gold during the third quarter of 2018 were $4.7 million, with year-to-date capitalized exploration expenditures of $12.5 million.
Mulatos District (Sonora, Mexico)
The Company has a large exploration package covering 28,777 hectares with the majority of past exploration efforts focused around the Mulatos mine. Over the last three years, exploration has moved beyond the main Mulatos pit area and focused on prospects throughout the wider district. After significant exploration success at La Yaqui Grande over the past few years, the focus in 2018 has shifted to other parts of the district including El Carricito, El Halcon and El Jaspe.
In the third quarter of 2018, the Company invested $2.0 million in exploration activities within the Mulatos District, of which $0.3 million was capitalized and the remainder expensed. This included 4,174 m of diamond drilling focused on El Carricito. Year-to-date, the Company has spent $9.0 million, of which $2.3 million was capitalized.
At El Carricito the drill program is testing anomalous alteration and structural targets identified by mapping in the first half of 2018.
Lynn Lake (Manitoba, Canada)
The regional exploration program, including till sampling, mapping, and prospecting, continued in the third quarter. The observations and results from the regional exploration program will be integrated with the Lynn Lake database and interpreted in conjunction with the results of the airborne gravity gradiometer (AGG) and magnetic survey with the objective of generating a pipeline of prospective targets across the Lynn Lake Greenstone Belt.
Spending in the third quarter totaled $2.0 million, bringing the year-to-date expenditures to $3.7 million.

14 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Review of Third Quarter Financial Results

During the third quarter of 2018, the Company sold 119,401 ounces of gold for total revenue of $146.7 million, a 14% increase compared to the prior year period. This was primarily driven by the Island Gold acquisition, which contributed 20,561 ounces, or $25.3 million in gold sales for the quarter, offset by a lower realized price of $1,229 per ounce compared to $1,281 per ounce in the prior year period (a $5.2 million impact). The Company's realized gold price of $1,229 per ounce was $16 per ounce higher than the London PM fix of $1,213.
For the third quarter of 2018, cost of sales were $137.6 million, compared to $100.6 million in the prior-year period.
Mining and processing costs were $92.8 million compared to $69.2 million in the prior-year period. The increased costs were mainly the result of the addition of Island Gold, which added $12.5 million of mining and processing costs in the period, as well as higher per-unit operating costs at Young-Davidson.
Consolidated total cash costs for the quarter were $817 per ounce, compared to $720 in the prior year period. The increase was driven by higher total cash costs at Young-Davidson and El Chanate, partially offset by the addition of lower cost production from Island Gold.
In the third quarter, AISC per ounce increased to $1,048 from $884 in the prior year period. This was primarily driven by higher total cash costs, and the timing of sustaining capital spending at Island Gold.
Royalty expense was $4.8 million in the third quarter, compared to $3.2 million in the prior year period, primarily due to the addition of Island Gold production, and a higher number of ounces sold at Mulatos.
Amortization of $40.0 million in the quarter was higher than the prior year period expense of $28.2 million. Amortization was $335 per ounce, up from $280 per ounce in the prior year period, though consistent with the second quarter of 2018 and guidance. This reflected higher amortization at all operating sites and the addition of Island Gold which carries a higher amortization per ounce charge.
The Company recognized earnings from operations of $0.6 million in the quarter, compared to $20.9 million in the same period of 2017, as a result of increased operating costs at Young-Davidson and higher amortization charges at Island Gold, partially offset by stronger operating margins at Mulatos.
The Company reported net earnings of $7.2 million in the quarter, compared to net earnings of $28.8 million in the same period of 2017. Net earnings in the period were impacted by foreign exchange movements related to the strengthening of Canadian dollar and Mexican Peso, which generated a foreign exchange gain of $0.7 million, as well as foreign exchange gain of $8.0 million recorded within deferred income taxes.

Associated Documents
This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three-month period ended September 30, 2018 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Reminder of Third Quarter 2018 Results Conference Call
The Company's senior management will host a conference call on Friday, November 2, 2018 at 11:00 am ET to discuss the first quarter 2018 results.
Participants may join the conference call by dialling (416) 340-2216 or (800) 273-9672 for calls within Canada and the United States, or via webcast at www.alamosgold.com.
A playback will be available until November 29, 2018 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 4683388#. The webcast will be archived at www.alamosgold.com.

Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release.

15 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice-President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note
This press release contains statements that constitute forward-looking information as defined under applicable Canadian and U.S. securities laws.  All statements in this press release, other than statements of historical fact, which address events, results, outcomes or development that the Company expects to occur are, or may be deemed to be forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "believe", "anticipate”, “intends", "estimates", "forecast", "budget", “contemplate”, “continue”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may", "could", "would", "might" or "will" be taken, occur or be achieved.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; employee and community relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the  Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and authorizations for  the Company’s development and operating  assets; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company

16 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company’s latest Annual Information Form and MD&A, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101. These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. When describing resources we use the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission.  The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	adjusted net earnings and adjusted earnings per share;

•	cash flow from operating activities before changes in working capital and taxes received;

•	Company-wide free cash flow;

•	total mine-site free cash flow;

•	mine-site free cash flow;

•	total cash cost per ounce of gold sold;

•	all-in sustaining cost ("AISC") per ounce of gold sold;

•	mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;

•	sustaining and non-sustaining capital expenditures; and

•	earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Foreign exchange gain (loss)

•	Items included in other gain (loss)

17 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

•	Certain non-reoccurring items

•	Foreign exchange gain (loss) recorded in deferred tax expense
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Net Earnings (Loss)	$7.2	$28.8	($1.1)	$31.3
Adjustments:
Foreign exchange (gain) loss	(0.7)	(0.7)	2.7	(10.1)
Other gain	(0.4)	(1.3)	(1.7)	(2.2)
Unrealized foreign exchange loss (gain) recorded in deferred tax expense	(8.0)	(13.1)	14.7	(22.2)
Loss on redemption of senior secured notes	—	—	—	29.1
Other income and mining tax adjustments (1)	—	—	0.7	(7.5)
Adjusted net earnings	($1.9)	$13.7	$15.3	$18.4
Adjusted earnings per share - basic	$—	$0.05	$0.04	$0.06

(1)	This reflects the recognition of previously unrecognized capital losses, and the tax impact on adjusted earnings.
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Cash flow from operating activities	$45.2	$43.4	$166.5	$114.9
Add back: Changes in working capital and cash taxes	(3.6)	7.9	(7.6)	15.7
Cash flow from operating activities before changes in working capital and cash taxes	$41.6	$51.3	$158.9	$130.6
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our

18 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Cash flow from operating activities	$45.2	$43.4	$166.5	$114.9
Less: mineral property, plant and equipment expenditures	(55.1)	(38.2)	(160.0)	(123.3)
Company-wide free cash flow	($9.9)	$5.2	$6.5	($8.4)
Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
(in millions)
Cash flow from operating activities	$45.2	$43.4	$166.5	$114.9
Less: operating cash flow used by non-mine site activity	(6.2)	(7.0)	(21.5)	(12.4)
Cash flow from operating mine-sites	$51.4	$50.4	$188.0	$127.3

Mineral property, plant and equipment expenditure	$55.1	$38.2	$160.0	$123.3
Less: capital expenditures from development projects, and corporate (1)	(8.2)	(8.7)	(23.2)	(36.4)
Capital expenditure from mine-sites	$46.9	$29.5	$136.8	$86.9

Total mine-site free cash flow	$4.5	$20.9	$51.2	$40.4

(1)	The comparative periods include capital expenditures related to La Yaqui Phase I of $1.7 million and 12.5 million for the three and nine months ended September 30, 2017.

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
(in millions)
Cash flow from operating activities	$24.0	$35.3	$73.9	$81.1
Mineral property, plant and equipment expenditure	(22.1)	(22.0)	(63.5)	(63.3)
Mine-site free cash flow	$1.9	$13.3	$10.4	$17.8

Mulatos Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
(in millions)
Cash flow from operating activities	$16.1	$13.1	$56.3	$42.0
Mineral property, plant and equipment expenditure	(6.8)	(8.9)	(23.5)	(34.9)
Less: La Yaqui Phase I construction cost	—	1.7	—	12.5
Mulatos mineral property, plant and equipment expenditure	($6.8)	($7.2)	($23.5)	($22.4)
Mine-site free cash flow	$9.3	$5.9	$32.8	$19.6

19 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Island Gold Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
(in millions)
Cash flow from operating activities	$13.9	—	$59.6	—
Mineral property, plant and equipment expenditure	(17.8)	—	(49.3)	—
Mine-site free cash flow	($3.9)	$—	$10.3	$—

El Chanate Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
(in millions)
Cash flow from operating activities	($2.6)	$2.0	($1.8)	$4.2
Mineral property, plant and equipment expenditure	(0.2)	(0.3)	(0.5)	(1.2)
Mine-site free cash flow	($2.8)	$1.7	($2.3)	$3.0
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be  considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not  necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

20 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$92.8	$69.2	$291.0	$225.0
Royalties	4.8	3.2	16.8	10.7
Total cash costs	$97.6	$72.4	$307.8	$235.7
Gold ounces sold	119,401	100,551	378,718	303,329
Total cash costs per ounce	$817	$720	$813	$777

Total cash costs	$97.6	$72.4	$307.8	$235.7
Corporate and administrative(1)	4.9	3.6	13.9	10.9
Sustaining capital expenditures(2)	19.6	10.8	42.4	31.2
Share-based compensation	1.2	1.1	5.3	5.1
Sustaining exploration	1.1	1.1	3.9	2.9
Accretion of decommissioning liabilities	0.7	0.7	2.2	2.0
Realized gains on FX options	—	(0.8)	—	(0.8)
Total all-in sustaining costs	$125.1	$88.9	$375.5	$287.0
Gold ounces sold	119,401	100,551	378,718	303,329
All-in sustaining costs per ounce	$1,048	$884	$992	$946

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
(in millions)
Capital expenditures per cash flow statement	$55.1	$38.2	$160.0	$123.3
Less: non-sustaining capital expenditures at:
Young-Davidson	(12.6)	(12.6)	(38.5)	(37.9)
Mulatos	(4.7)	(7.8)	(18.8)	(30.3)
Island Gold	(10.0)	—	(37.1)	—
Corporate and other	(8.2)	(7.0)	(23.2)	(23.9)
	$19.6	$10.8	$42.4	$31.2

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$37.8	$30.4	$110.3	$90.8
Royalties	0.8	1.2	2.6	3.3
Total cash costs	$38.6	$31.6	$112.9	$94.1
Gold ounces sold	46,853	55,267	133,649	145,462
Total cash costs per ounce	$824	$572	$845	$647

Total cash costs	$38.6	$31.6	$112.9	$94.1
Sustaining capital expenditures	9.5	9.4	25.0	25.4
Exploration	—	0.1	0.1	0.3
Accretion of decommissioning liabilities	0.1	—	0.2	0.1
Total all-in sustaining costs	$48.2	$41.1	$138.2	$119.9
Gold ounces sold	46,853	55,267	133,649	145,462
Mine-site all-in sustaining costs per ounce	$1,029	$744	$1,034	$824

21 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$29.9	$21.8	$97.2	$78.0
Royalties	2.7	2.0	9.7	7.4
Total cash costs	$32.6	$23.8	$106.9	$85.4
Gold ounces sold	42,300	30,330	136,285	109,270
Total cash costs per ounce	$771	$785	$784	$782

Total cash costs	$32.6	$23.8	$106.9	$85.4
Sustaining capital expenditures	2.1	1.1	4.7	4.6
Exploration	0.6	0.7	2.3	1.5
Accretion of decommissioning liabilities	0.5	0.6	1.6	1.6
Total all-in sustaining costs	$35.8	$26.2	$115.5	$93.1
Gold ounces sold	42,300	30,330	136,285	109,270
Mine-site all-in sustaining costs per ounce	$846	$864	$847	$852

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$12.5	$—	$40.5	$—
Royalties	1.3	—	4.5	—
Total cash costs	$13.8	$—	$45.0	$—
Gold ounces sold	20,561	—	75,321	—
Total cash costs per ounce	$671	$—	$597	$—

Total cash costs	$13.8	$—	$45.0	$—
Sustaining capital expenditures	7.8	—	12.2	—
Total all-in sustaining costs	$21.6	$—	$57.2	$—
Gold ounces sold	20,561	—	75,321	—
Mine-site all-in sustaining costs per ounce	$1,051	$—	$759	$—

El Chanate Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$12.6	$17.0	$43.0	$56.2
Total cash costs	$12.6	$17.0	$43.0	$56.2
Gold ounces sold	9,687	14,954	33,463	48,597
Total cash costs per ounce	$1,301	$1,137	$1,285	$1,156

Total cash costs	$12.6	$17.0	$43.0	$56.2
Sustaining capital expenditures	0.2	0.3	0.5	1.2
Accretion of decommissioning liabilities	0.1	0.1	0.4	0.3
Total all-in sustaining costs	$12.9	$17.4	$43.9	$57.7
Gold ounces sold	9,687	14,954	33,463	48,597
Mine-site all-in sustaining costs per ounce	$1,332	$1,164	$1,312	$1,187

22 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Net earnings (loss)	$7.2	$28.8	($1.1)	$31.3
Add back:
Finance expense	1.0	0.8	2.8	5.5
Amortization	40.0	28.2	124.5	84.5
Loss on redemption of senior secured notes	—	—	—	29.1
Deferred income tax (recovery) expense	(10.7)	(8.2)	8.1	(22.3)
Current income tax expense	4.2	1.5	17.9	7.6
EBITDA	$41.7	$51.1	$152.2	$135.7
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•
Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

23 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Unaudited Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flow

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	September 30, 2018	December 31, 2017
A S S E T S
Current Assets
Cash and cash equivalents	$224.8	$200.8
Equity securities	5.6	35.8
Amounts receivable	31.4	41.0
Inventory	149.9	161.2
Other current assets	17.6	14.4
Total Current Assets	429.3	453.2

Non-Current Assets
Long-term inventory	61.7	68.7
Mineral property, plant and equipment	2,798.7	2,753.4
Other non-current assets	43.7	45.0
Total Assets	$3,333.4	$3,320.3

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$115.4	$101.0
Income taxes payable	9.5	12.2
Dividends payable	3.9	—
Total Current Liabilities	128.8	113.2

Non-Current Liabilities
Deferred income taxes	484.5	477.0
Decommissioning liabilities	46.3	44.6
Other non-current liabilities	2.2	4.3
Total Liabilities	661.8	639.1

E Q U I T Y
Share capital	$3,693.9	$3,691.7
Contributed surplus	94.6	89.5
Warrants	3.9	4.0
Accumulated other comprehensive (loss) income	(7.4)	13.0
Deficit	(1,113.4)	(1,117.0)
Total Equity	2,671.6	2,681.2
Total Liabilities and Equity	$3,333.4	$3,320.3

24 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive (Loss) Income
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
OPERATING REVENUES	$146.7	$128.8	$488.7	$381.1

COST OF SALES
Mining and processing	92.8	69.2	291.0	225.0
Royalties	4.8	3.2	16.8	10.7
Amortization	40.0	28.2	124.5	84.5
	137.6	100.6	432.3	320.2
EXPENSES
Exploration	2.4	2.6	8.5	3.4
Corporate and administrative	4.9	3.6	13.9	10.9
Share-based compensation	1.2	1.1	5.3	5.1
	146.1	107.9	460.0	339.6
EARNINGS FROM OPERATIONS	0.6	20.9	28.7	38.9

OTHER EXPENSES
Finance expense	(1.0)	(0.8)	(2.8)	(5.5)
Foreign exchange (loss) gain	0.7	0.7	(2.7)	10.1
Other gain	0.4	1.3	1.7	2.2
Loss on redemption of senior secured notes	—	—	—	(29.1)
EARNINGS (LOSS)BEFORE INCOME TAXES	$0.7	$22.1	$24.9	$16.6

INCOME TAXES
Current income tax expense	(4.2)	(1.5)	(17.9)	(7.6)
Deferred income tax (expense) recovery	10.7	8.2	(8.1)	22.3
NET (LOSS) EARNINGS	$7.2	$28.8	($1.1)	$31.3

Items that may be subsequently reclassified to net earnings:
(Loss) gain on currency hedging instruments, net of taxes	2.5	3.8	(2.9)	5.7
Items that will not be reclassified to net earnings:
Unrealized (loss) gain on equity securities, net of taxes	(3.5)	1.1	(5.0)	2.7
Total other comprehensive (loss) income	$1.0	$2.8	($7.9)	$10.1
COMPREHENSIVE (LOSS) INCOME	$6.2	$31.6	($9.0)	$41.4

(LOSS) EARNINGS PER SHARE
– basic	$0.02	$0.10	$0.00	$0.11
– diluted	$0.02	$0.09	$0.00	$0.10
Weighted average number of common shares outstanding (000's)
– basic	389,854	300,448	389,572	294,853
– diluted	394,546	303,888	389,572	298,506

25 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings (loss) for the period	$7.2	$28.8	($1.1)	$31.3
Adjustments for items not involving cash:
Amortization	40.0	28.2	124.5	84.5
Foreign exchange (gain) loss	(0.7)	(0.7)	2.7	(10.1)
Current income tax expense	4.2	1.5	17.9	7.6
Deferred income tax (recovery) expense	(10.7)	(8.2)	8.1	(22.3)
Share-based compensation	1.2	1.1	5.3	5.1
Finance expense	1.0	1.1	2.8	7.7
Loss on redemption of senior secured notes	—	0.0	—	29.1
Other items	(0.6)	(0.5)	(1.3)	(2.3)
Changes in working capital and cash taxes	3.6	(7.9)	7.6	(15.7)
	45.2	43.4	166.5	114.9
INVESTING ACTIVITIES
Mineral property, plant and equipment	(55.1)	(38.2)	(160.0)	(123.3)
Proceeds from sale of equity securities	—	—	24.9	—
Purchase of Lynn Lake gold project royalty	—	—	—	(6.7)
Other	—	—	—	3.6
	(55.1)	(38.2)	(135.1)	(126.4)
FINANCING ACTIVITIES
Net proceeds from equity financing	—	—	—	239.1
Repayment of senior secured notes	—	—	—	(327.2)
Repayment of equipment financing obligations	(1.0)	(1.1)	(3.2)	(3.5)
Interest paid	—	0.0	—	(12.2)
Proceeds from the exercise of options and warrants	0.6	0.6	1.7	3.4
Dividends paid	0.0	—	(3.9)	(3.0)
Proceeds from issuance of flow-through shares	—	11.7	0.0	11.7
	(1.2)	9.1	(6.2)	(93.8)
Effect of exchange rates on cash and cash equivalents	0.8	1.0	(1.2)	2.1
Net (decrease) increase in cash and cash equivalents	(10.3)	15.3	24.0	(103.2)
Cash and cash equivalents - beginning of period	235.1	133.7	200.8	252.2
CASH AND CASH EQUIVALENTS - END OF PERIOD	$224.8	$149.0	$224.8	$149.0

26 | Alamos Gold Inc